Exhibit 3.112

GC Pan European Crossing Luxembourg II

société à responsabilité limitée

limited liability company

Luxembourg

R.C. Luxembourg section B No 70472

Statuts coordonnés à la date du 22 décembre 2000

Art. 1. There is formed a private limited liability company (société à responsabilité limitée) which will be governed by the laws pertaining to such an entity (hereafter the « Company »), and in particular the law dated 10th August, 1915, on commercial companies, as amended (hereafter the « Law »), as well as by the articles of association (hereafter the « Articles ») which specify in the articles 7, 10, 11 and 14 the exceptional rules applying to one member company.

Art. 2. The corporation may carry out any commercial, industrial or financial operations, any transactions in respect of real estate or moveable property, which the corporation may deem useful to the accomplishment of its purposes.

The corporation may furthermore carry out all transactions pertaining directly or indirectly to the acquiring of participating interests in any enterprises in whatever form and the administration, management, control and development of those participating interests.

In particular, the corporation may use its funds for the establishment, management, development and disposal of a portfolio consisting of any securities and patents of whatever origin, and participate in the creation, development and control of any enterprise, the acquisition, by way of investment, subscription, underwriting or option, of securities and patents, to realize them by way of sale, transfer, exchange or otherwise develop such securities and patents, grant to companies in which the corporation has a participating interest, any support, loans, advances or guarantees.

The corporation has also for object:

- the incorporation of, the participation in and the financing of companies or enterprises;

- collaboration with, conducting the management of and providing advice and other services to companies or other enterprises;

- to lend and borrow funds;

- providing collateral for the debts and other obligations of the company or of the other companies or enterprises;

- The acquisition, exploitation, and disposal of property;

- The acquisition, exploitation, and disposal of industrial and intellectual property rights, as well as comprising all of that which is incidental to the above or which could be conducive thereto, in the broadest sense of the words.

Art. 3. The Company is formed for an unlimited period of time.

Art. 4. The Company will have the name GC PAN EUROPEAN CROSSING LUXEMBOURG II, S.à r.l.

Art. 5. The registered office is established in Luxembourg.

It may be transferred to any other place in the Grand Duchy of Luxembourg by means of a resolution of an extraordinary general meeting of its shareholders deliberating in the manner provided for amendments to the Articles.

The address of the registered office may be transferred within the municipality by simple decision of the manager or in case of plurality of managers, by a decision of the board of managers.

The Company may have offices and branches, both in Luxembourg and abroad.

Art. 6.- The Company’s capital is set at LUF 1.600.363.000 ( one billion six hundred million three hundred sixty-three thousand Luxembourg francs) (EURO 39.671.975), represented by 1.600.363 (one million six hundred thousand three hundred and sixty-three) shares of LUF 1.000 (one thousand Luxembourg francs) each.

Art. 7. The capital may be changed at any time by a decision of the single shareholder or by decision of the shareholders’ meeting, in accordance with article 14 of these Articles.

Art. 8. Each share entitles to a fraction of the corporate assets and profits of the Company in direct proportion to the number of shares in existence.

Art. 9. Towards the Company, the Company’s shares are indivisible, since only one owner is admitted per share, joint co-owners have to appoint a sole person as their representative towards the Company.

Art. 10. In case of a single shareholder, the Company’s shares held by the single shareholder are freely transferable.

In the case of plurality of shareholders, the shares held by each shareholder may be transferred by application of the requirements of article 189 of the Law.

Art. 11. The Company shall not be dissolved by reason of the death, suspension of civil rights, insolvency or bankruptcy of the single shareholder or of one of the shareholders.

Art. 12. The Company is managed by one or more managers. If several managers have been appointed, they will constitute a board of managers. The manager(s) need not be shareholders. The manager(s) may be revoked ad nutum.

In dealing with third parties, the manager(s) will have all powers to act in the name of the Company in all circumstances and to carry out and approve all acts and operations consistent with the Company’s objects and provided the terms of this article 12 shall have been complied with.

All powers not expressly reserved by Law or the present Articles to the general meeting of shareholders fall within the competence of the manager, or in case of plurality of managers, of the board of managers.

The Company shall be bound by the sole signature of its single manager, and, in case of plurality of managers, by the joint signature of two members of the board of managers.

The manager, or in case of plurality of managers, the board of managers may sub-delegate his powers for specific tasks to one or several ad hoc agents.

The manager, or in case of plurality of managers, the board of managers will determine this agent’s responsibilities and remuneration (if any), the duration of the period of representation and any other relevant conditions of his agency.

In case of plurality of managers, the resolutions of the board of managers shall be adopted by the majority of the managers present or represented.

The manager(s) may pay interim dividends, in compliance with the legal requirements.

Art. 13. The manager or the managers (as the case may be) assume, by reason of his/their position, no personal liability in relation to any commitment validly made by him/them in the name of the Company.

Art. 14. The single shareholder assumes all powers conferred to the general shareholder meeting.

In case of a plurality of shareholders, each shareholder may take part in collective decisions irrespectively of the number of shares which he owns. Each shareholder has voting rights commensurate with his shareholding. Collective decisions are only validly taken insofar as they are adopted by shareholders owning more than half of the share capital.

However, resolutions to alter the Articles of the Company may only be adopted by the majority of the shareholders owning at least three quarter of the Company’s share capital, subject to the provisions of the Law.

Art. 15. The Company’s year starts on the first of January and ends on the 31st of December, with the exception of the first year, which shall begin on the date of the formation of the Company and shall terminate on the 31st of December 1999.

Art. 16. Each year, with reference to 31st of December, the Company’s accounts are established and the manager, or in case of plurality of managers, the board of managers prepare an inventory including an indication of the value of the Company’s assets and liabilities.

Each shareholder may inspect the above inventory and balance sheet at the Company’s registered office.

Art. 17. The gross profits of the Company stated in the annual accounts, after deduction of general expenses, amortisation and expenses represent the net profit. An amount equal to five per cent (5%) of the net profits of the Company is allocated to a statutory reserve, until this reserve amounts to ten per cent (10%) of the Company’s nominal share capital.

The balance of the net profits may be distributed to the shareholder(s) commensurate to his/their shareholding in the Company.

Art. 18. At the time of winding up the Company the liquidation will be carried out by one or several liquidators, shareholders or not, appointed by the shareholders who shall determine their powers and remuneration.

Art. 19. Reference is made to the provisions of the Law for all matters for which no specific provision is made in these Articles.